LETTERHEAD OF ALTERNATIVE ENERGY SOLUTIONS, INC.

March 9, 2011

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Edward M. Kelly, Esq.
Dietrich A. King, Esq.

Re:	Alternate Energy Solutions, Inc., formerly The Forsythe Group Two, Inc.
Amendment No. 1 to Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010
Filed December 14, 2010
File No. 0-53107

Ladies and Gentlemen:

This letter sets forth the responses of Alternate Energy Solutions, Inc. (“we,” “us,” “our,” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2010 (the "Comment Letter") concerning Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2010 (the “September 2010 10-Q”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein are to Amendment No. 2 to the September 2010 10-Q (“Amendment No. 2”), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Item 4(T). Controls and Procedures

1.
We have reviewed your response to comment one in our letter dated December 1, 2010 as well as the amended quarterly report on Form 10-Q you filed on December 14, 2010. In connection with your revised disclosure, please address the following issues:

•
You state in the first paragraph of your revised disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were ineffective as of the end of the period covered in the report. In contrast, you state in the second paragraph that your principal executive officer and principal financial officer determined that your disclosure controls and procedures were effective.  Please revise your disclosure to reconcile these conflicting statements.

Securities and Exchange Commission
March 9, 2011

•
You describe in the second paragraph that your disclosure controls and procedures were designed to provide only reasonable assurance of achieving their objectives. In future filings, including the amendment filed in response to this comment letter, please provide your conclusion as to the effectiveness of your disclosure controls and procedures at that reasonable assurance level.

•
Regarding the corrective action you disclose that you will undertake to address your material weaknesses, please provide us more information about the “experienced third party accounting firm” with whom you will work.  Please identify the firm, summarize its experience and qualifications, and explain how you intend to use their services to address the material weaknesses that you have identified.

Response:

We acknowledge the Staff’s comment and advise that we revised Item 4(T) in Amendment No. 2 to read as follows:

ITEM 4 (T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As of September 30, 2010, the end of the period covered by this report, our management conducted an evaluation, under the supervision and with the participation of our principal executive officer, or PEO, who also is our principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)). Based on this evaluation, our PEO concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to us, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented if there exists in an individual a desire to do so. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. In conducting the evaluation of our disclosure controls and procedures as of September 30, 2010, we determined that they were not effective at the reasonable assurance level required by management to achieve their objectives.

Securities and Exchange Commission
March 9, 2011

Furthermore, smaller reporting companies face additional limitations. Smaller reporting companies employ fewer individuals and may find it difficult to properly segregate duties. Often, one or two individuals control every aspect of the Company's operation and are in a position to override any system of internal control. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

Material Weakness in Internal Control over Financial Reporting

The deficiencies in our disclosure controls and procedures also represented material weaknesses in our internal control over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  We have identified the following material weaknesses:

1.
As of September 30, 2010, we did not maintain effective controls over the control environment. Specifically, we have not developed and effectively communicated to our employees our accounting policies and procedures. This has resulted in inconsistent practices. Further, the Board of Directors does not currently have any independent members and no director qualifies as an audit committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-K. Since these entity level programs have a pervasive effect across the organization, management has determined that these circumstances constitute a material weakness.

2.
As of September 30, 2010, we did not maintain effective controls over financial statement disclosure. Specifically, controls were not designed and in place to ensure that all disclosures required were originally addressed in our financial statements. Accordingly, management has determined that this control deficiency constitutes a material weakness.

3.
As of September 30, 2010, we did not maintain effective controls over financial reporting. Specifically controls were not designed and in place to ensure that the financial impact of certain complex equity transactions were appropriately and correctly reported. The transactions were identified by the auditors and calculated and reported correctly as of September 30, 2010.

Securities and Exchange Commission
March 9, 2011

These control deficiencies could result in a misstatement in the aforementioned reporting that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting through the date of this report or during the quarter ended September 30, 2010, that materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corrective Actions

We have retained Samuel Veasey as a third party consultant to assist in the preparation and analysis of our interim and financial reporting to ensure compliance with generally accepted accounting principles. Mr. Veasey had been employed by Ligget Group, Inc., a public company, for 33 years where he was responsible for all financial activities, including accounting, budgeting, internal control to protect the assets of the company, debt compliance, internal management reporting and external reporting including to banks and with the SEC, cash management, as well as human resources and information systems.

The Company will work with Mr. Veasey to explore and consider the options available to us to remediate the material weaknesses in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures.

The remediation measures we ultimately implement may include:

•	Creating a position to segregate duties consistent with control objectives that would increase our personnel resources and technical accounting expertise within the accounting function.
•	Retaining a third party accounting firm to assist in establishing internal controls and procedures.
•
Organizing an audit committee and appointing one or more outside directors to our board of directors who would serve on the audit committee and be responsible for undertaking the implementation and oversight of internal controls and procedures.

The measures we implement will necessarily reflect our resource constraints. We are a development stage company, have yet to generate revenue from operations and possess limited financial resources. Our limited financial resources will constrain our ability to implement and support the entire range of corrective measures we ultimately elect to deploy. Accordingly, we anticipate that we will introduce the corrective measures that we, along with our consultants and advisors, select over time as our resources permit.

Securities and Exchange Commission
March 9, 2011

We cannot assure you at this time that the actions and remediation measures we ultimately implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in our internal control over financial reporting in the future.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, in conjunction with its counsel, has worked diligently to respond to the Staff's comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff with respect to the Company’s Form 10-Q/A as expressed in the comment letter.  If you wish to discuss this letter, or if you have further questions or comments, please do not hesitate to contact me at (678) 489-6055, facsimile: (678) 489-6614, email address: kenrakestraw@bellsouth.net; or William Ruffa, Jr., company counsel, at (212) 355-0606, facsimile: (866) 329-7833, email: bruffa@lawruffa.com.

If you have any questions or comments, please feel free to contact me.

Very truly yours,

/s/ Kenneth Rakestraw
Kenneth Rakestraw
President